

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2018

David A. Giljohann, Ph.D.
Chief Executive Officer and Director
Exicure, Inc.
8045 Lamon Avenue, Suite 410
Skokie, IL 60077

      Re: Exicure, Inc.
          Registration Statement on Form S-1
          Filed September 21, 2018
          File No. 333-227475

Dear Dr. Giljohann:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Healthcare & Insurance

cc: Sam Zucker, Esq.